UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.   )*

Under the Securities Exchange Act of 1934

China Natural Resources, Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
G211OU109
(CUSIP Number)
July 19, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G211OU109

1		NAME OF REPORTING PERSONS.
Woo Chun Kei Jackie
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
3,700,000 common shares(1)
	6	SHARED VOTING POWER
0 common shares
	7	SOLE DISPOSITIVE POWER
3,700,000 common shares
	8	SHARED DISPOSITIVE POWER
0 common shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,700,000 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Consists of 3,700,000 common shares, no par value, of China Natural Resources, Inc. (“common shares”), subject to options held by the reporting person that are exercisable within 60 days of July 19, 2022.

(2)
Based on shares outstanding equal to: (a) 40,948,082 common shares issued and outstanding as of April 29, 2022, as reported by the Issuer to the reporting person, plus (b) 3,700,000 common shares subject to options that are exercisable within 60 days of July 19, 2022.

CUSIP No. G211OU109

Item 1.                                 (a)                   Name of Issuer
China Natural Resources, Inc.

(b)	Address of Issuer’s Principal Executive Offices
Room 2205, 22nd Floor, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

Item 2.	(a)	Name of Person Filing
Woo Chun Kei Jackie

(b)	Address of Principal Business Office or, if none, Residence
Flat C, 38/F., Tower 3, Sky Tower, 38 Sung Wong Toi Road, Tokwawan, Kowloon, Hong Kong

(c)	Citizenship
Hong Kong

(d)	Title of Class of Securities
Common shares, without par value

 (e)                   CUSIP Number
G211OU109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
 Not applicable.

Item 4.                                        Ownership.

(a)            Amount beneficially owned:  3,700,000
(b)            Percent of class:  8.3%

(c)            Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote:                                                          3,700,000
(ii)            Shared power to vote or to direct the vote:                                                0
(iii)            Sole power to dispose or to direct the disposition of:              3,700,000
(iv)            Shared power to dispose or to direct the disposition of:      0

Item 5.                                Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

CUSIP No. G211OU109

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.                            Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. G211OU109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2022

By:                                  /s/ Woo Chun Kei Jackie
Name:                  Woo Chun Kei Jackie